Mail Stop 3561

November 5, 2007

David J. Meyer, Chief Executive Officer
Titan Machinery Inc.
4876 Rocking Horse Circle
Fargo, North Dakota 58104-6049

> **Re:** **Titan Machinery Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 10, 2007**
> **File No. 333-145526**

Dear Mr. Meyer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the acknowledgements you have provided at the end of the response letter from your counsel dated October 10, 2007. Please ensure that these acknowledgements are provided directly from you, not via counsel.

2. We note your response to comment 1 in our letter dated September 28, 2007. We note your indication that you will provide the price range in a future filing to allow the Commission sufficient time to review your disclosure. At a minimum, revise your registration statement to provide the number of shares you plan to

register, including the allocation of shares to be sold among selling shareholders, in the next amendment, as this information is required to be provided pursuant to Item 501(a)(2) of Regulation S-K and may not be omitted. As to providing the price range, we remind you to provide sufficient time to review this information and, in this regard, please advise us of your plans as to when you will provide this information, if not in the next amendment.

3. We note your response to prior comment 2 in our letter dated September 28, 2007. As previously requested, please revise your disclosure to identify the source for the statements you provide as you have not consistently done so. Please also address the following:

- You have provided support for the statement on pages 1 and 25 that you are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S., however, it does not appear that you have provided support for your belief that you "own and operate one of the largest networks of full service agricultural and construction equipment stores in North America." Please revise to provide support for this statement or delete it.

- We are unable to locate the support you provided for the statement on page 2 that "[d]emand for construction equipment in [y]our markets is primarily driven by public infrastructure spending…"

- It does not appear that you have provided support for the statement "CNH is a leading manufacturer and supplier of agricultural and construction equipment…" considering the statements made by CNH in their Form 20-F are stated in terms of their belief and indicate that CNH is "one of the largest manufacturers" based on units sold. Please ensure that the statements you make are consistent with the support provided.

- It does not appear that you have provided support for the reference to Fargo and Bismarck, North Dakota and Rapid City and Sioux Falls, South Dakota as "growing regional trade centers" considering the support provided refers to population growth.

- On page 51, where you indicate that CNH is the world's fourth largest manufacturer of construction equipment, it is not clear what support you have provided for this statement. We note the data you refer us to indicating that CNH is the fifth largest company in terms of market share. Please advise.

Risk Factors, page 8

4. We note your response to prior comment 8 of our letter dated September 28, 2007. Some of your risk factor headings do not provide enough information about the risk that follows. For example, the risk entitled "Our business could be harmed by adverse changes in the agricultural industries" does not convey the risk that you discuss below it. See also, the risk factors entitled "Adverse changes in governmental agricultural policies may harm [y]our business," "[y]our business could be harmed by adverse changes in the construction industry," and "[You] will incur increased costs as a result of having publicly traded common stock" to name just a few. Please revise your risk factors headings to ensure that they sufficiently convey the risk discussed.

Capitalization, page 19

5. Please revise your table to record the preferred stock in the mezzanine section consistent with your balance sheets presentation.

Dilution, page 20

6. We note you utilize pro forma tangible book value per share as of July 31, 2007 in computing dilution. Please tell us your basis for assuming conversion of your preferred stock immediately prior to the close of this offering.   Likewise tell us your basis for assuming conversion of certain convertible debentures prior to closing. If such conversions occur automatically upon closing please advise.

Management's Discussion and Analysis of Financial Condition and Results of…, page 23

Fiscal Year Ended January 31, 2007 Compared to Fiscal Year Ended January…, page 32

Revenue, page 32

7. We note your response to prior comment 30 in our letter dated September 28, 2007. Please elaborate upon whether you have taken steps to alter the "change in sales practice away from high-volume, low-margin sales" so as to improve revenues at this store and, if not, why not.

Liquidity and Capital Resources, page 36

8. We note your response to prior comment 31 in our letter dated September 28, 2007. It does not appear, however, that you have addressed the last portion of this comment as it relates to material commitments for capital expenditures, to disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. Please revise or advise.

Contractual and Commercial Commitment Summary, page 40

9. We note the revisions to your disclosure in response to comment 33 in our letter dated September 28, 2007. Please quantify the impacts of insurance, taxes, maintenance and other costs required by operating leases on your operating lease obligations.

Business, page 42

Growth Strategy, page 47

10. We note the revisions to your disclosure in response to comment 41 in our letter dated September 28, 2007. It does not appear, however, that you discuss why you chose to purchase these dealers or the manner in which you identify targets. Please direct us to this disclosure or revise to provide it.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

11. We note your response to prior comment 51 of our letter dated September 28, 2007. Please revise your discussion to explain how you have determined to pay differing percentages of salary to your officers under the Executive Bonus Plan.

12. Under "Setting Executive Compensation," we note your reference to the Economic Research Institute report. Please revise your discussion to identify the companies utilized in this report.

13. We note your response to prior comment 52 of our letter dated September 28, 2007. You indicate, on the one hand, that you "do not set pre-determined quantitative goals" and yet, in the sentence that follows, you indicate that you believed that "disclosure of the specific performance related targets would cause [you] competitive harm." Please revise to clarify.

Material Changes to Compensation Program, page 69

14. We note your response to prior comment 55 of our letter dated September 28, 2007. Please revise to identify the comparable company employment agreements you refer to and explain what aspects of these agreements you utilized in establishing these terms.

Financial Statements, page F-1

15. Some of the comments below may result in corrections in the unaudited and audited financial statements included in the filing. Additionally, prior comments 62, 65, and 66 could be viewed as correction of errors. If so, please report the accounting errors as prior-period adjustments by restating the financial statements in accordance with paragraph 25 of SFAS 154. In doing so, disclose that your previously issued financial statements have been restated along with a description of the nature of the errors and the effect of their correction on each financial statement line item and per-share effect for each period presented as required by paragraph 26 of SFAS 154. Please also label the appropriate columns and/or line items as "restated." In addition, when audited financial statements are restated to correct an accounting error, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to AU Sections 420 and 508 of Codification of Auditing Standards. If you do not believe you have error corrections as a result of staff comments, please explain your basis in detail.

Consolidated Balance Sheets, page F-3

16. We note your response to comment 62 in our letter dated September 28, 2007 and your revision to your disclosure.   We also note that the Series A and B preferred shareholders can require you to redeem such securities at their stated amount *plus any preferred return*. We interpret this to mean that ultimate payment of unpaid cumulative dividends is not solely within your control. Refer to SAB Topic 3:C. Accordingly, please revise to record the unpaid accumulated dividend related to the preferred stock as a charge to retained earnings and an increase to the preferred stock accounts in the year such dividends accrued to the benefit of the holder. Refer to SAB Topic 6:B for classification in the income statement. If warrants were issued in connection with preferred stock, tell us if you recorded a deemed dividend for the intrinsic value of any beneficial conversion features of the preferred stock pursuant to EITFs 98-5 and 00-27. If not, please show us your basis in GAAP for your conclusion, including your determination of the fair market value of the underlying common stock and the effective conversion rate as defined in EITF 00-27. Finally, tell us the fair value assigned to the warrants issued with the preferred shares disclosed in Note 14 on page F-21. If no value was assigned, please explain your basis in GAAP for not recording such warrants at their fair market value at issuance.

17. We note your response to comment 64 in our letter dated September 28, 2007. Please explain the nature of the syndication fees including whether and how they relate to the current stock offering being registered. If they are not related, please note these costs should be charged against the offering proceeds to which they relate and not presented as a contra-account within your equity. If such

costs relate to the current offering, explain your basis for contra-equity presentation including how they meet the requirements of SAB Topic 5:A (specific and incremental). Also note Technical Practice Aide 4110.10 for balance sheet classification.

Consolidated Statements of Operations, page F-4

18. Your diluted earnings per share for the year ended January 31, 2005 does not foot, please revise.

Consolidated Statement of Cash Flows, page F-6

19. We note your response to comment 69 in our letter dated September 28, 2007. We understand the arrangement is substantively the same as an arrangement with your supplier's finance subsidiary, however the use of a third party lender alters the classification of the arrangement within the cash flow statement pursuant to paragraph 19.b of SFAS 95. Please note that the requirements of Technical Practice Aid 1300.16 would need to be met to classify your financing arrangement as operating. Therefore, please revise to report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow, and the repayment of the loan as a financing cash outflow.

Note 1─Business Activity and Significant Accounting Policies, page F-8

20. We reviewed the revisions to your disclosure in response to comment 70 in our letter dated September 28, 2007. Please clarify for us why including preferred stock and convertible debentures would have an anti-dilutive effect in your diluted earnings per share calculation for periods prior to January 1, 2007. Specially explain why warrants were excluded for all periods presented. If warrants are anti-dilutive under the treasury stock method, please explain what fair value and exercise price were used to assume repurchase of the shares underlying the warrants with proceeds from exercise. Additionally, please provide us with detailed schedules supporting your earnings per share calculations for each period presented. Please ensure you include the following items related to your earnings per share calculation:

- Your calculation of preferred dividends and interest on convertible debentures, net of tax effects;
- Your calculation of the shares attributable to preferred stock and debentures assumed to have been converted at the beginning of the periods, or at time of issuance, if later, and the resulting common shares included in the denominator; and
- Your calculation of the average price of your common stock for the periods and how you calculated the amounts.

Note 7—Long-Term Debt, page F-13

21. We note your response to comment 73 in our letter dated September 28, 2007. Please provide us with your materiality analysis which addresses both quantitative and qualitative factors you considered for each year presented. Refer to SAB Topic 1:M and SAB 108. Please ensure your response addresses how you arrived at the imputed interest amounts you used in your calculations. Additionally, please include in your analysis the non-interest bearing floorplan notes payable. Your revised disclosure in footnote (1) on page 22 suggests that some of the notes do not accrue interest.

Note 10- Subordinated Debentures, page F-16

22. We have read your response to comment no 76. Please explain to us how you apply "the treasury stock method to calculate the dilutive effective effect of the assumed conversion of the convertible debt on the denominator". Tell us why you do not utilize the "if converted" method.

Note 14—Common Stock Warrants, page F-21

23. We note your response to comment 81 in our letter dated September 28, 2007. Please note that we were referring to a beneficial conversion factor in the notes as opposed to the warrants. To further our understanding of how you recorded the transaction, tell us the amount of proceeds received from the convertible debt and the warrants. Show us the relative fair value allocation of the proceeds related to the convertible debt and warrants. Finally, tell us if you measured the beneficial conversion option based on the intrinsic value of the allocated amount to the convertible debt using the effective conversion rate. Please refer to Issue 1 of EITF 00-27.

Note 16—Contingencies, page F-23

24. We note your response to comment 84 in our letter dated September 28, 2007. It appears to us that you are accounting for the transfer of accounts receivable from customers to an unrelated third party lender or finance company as a sale versus a financing pursuant to SFAS 140. Please explain to us in detail how your accounting treatment complies with paragraphs 9 – 12 and 15 – 16 of SFAS 140. Please note that transfers of receivables that qualify as secured borrowings should the recorded as cash flows from financing activities in accordance with paragraphs 19 and 20 of SFAS 95.

Note 20─Subsequent Events, page F-27

    25. We note your response to comment 76 in our letter dated September 28, 2007. Please disclose how you plan to account for the related induced conversion of your subordinate convertible debt into equity. Refer to SFAS 84 and EITF 02-15.

*   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                                                                                           Sincerely,

                                                                                          H. Christopher Owings
                                                                                          Assistant Director

cc: Melodie R. Rose, Esq.
           Fredrikson & Byron, P.A.
           Via Facsimile